Wintrust Financial Corporation
Form 10-K, Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table presents the calculation of the ratio of earnings to fixed charges for the last five years.

(dollars in thousands)

		Years ended December 31,
		2003		2002		2001		2000		1999
Income before income taxes	A	$59,344		$42,495		$29,129		$16,448		$14,151

Interest expense:
Interest on deposits		$67,963		$70,061		$83,503		$78,670		$56,026
Interest on other borrowings	C	15,536		14,044		8,938		8,514		5,571

Total interest expense	B	83,499		$84,105		$92,441		$87,184		$61,597

Ratio of earnings to fixed charges:
Including deposit interest	(A+B)/B	1.71	x	1.51	x	1.32	x	1.19	x	1.23	x
Excluding deposit interest	(A+C)/C	4.82	x	4.03	x	4.26	x	2.93	x	3.54	x